SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on July 4, 2018

1. Date, Time and Place: On July 4, 2018, at 9:00 a.m., via conference call, as authorized by the Company’s Bylaws.

2. Call Notice and Attendance: Members of the Board of Directors were duly summoned. The following members attended the meeting: Odair Garcia Senra, Rodolpho Amboss, Guilherme Vilazante Castro and Karen Sanchez Guimarães, thus, the instatement and approval of the quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: Members of the Board of Directors unanimously resolved without any reservations, pursuant to Article 22 (u) of the Company’s Bylaws, to ratify all the acts practiced by the Company’s Management referring to the execution of (i) the 4th addendum to the Private Instrument of Credit Facility to Build a Real Estate Project, with Mortgage and Collateral and Other Covenants No. 191.100.741; and (ii) the 4th addendum to the Private Instrument of Credit Facility to Build a Real Estate Project, with Mortgage and Collateral and Other Covenants No. 191.100.742, both entered into between the Company and Banco do Brasil S.A., to take effect for a 54-month duration.

5. Closure: With no further matters to be discussed, this Meeting was adjourned to draw up these minutes as a summary, which were then read, approved and signed by Board members as follows.

____________________________

Odair Garcia Senra

Chairman

____________________________

Janine Maria Corrêa Pupo

Secretary

____________________________

TOMÁS ROCHA AWAD

ANA MARIA LOUREIRO RECART

KAREN SANCHEZ GUIMARÃES

ERIC ALEXANDRE ALENCAR

GUILHERME VILAZANTE CASTRO

RODOLPHO AMBOSS

By: Odair Garcia Senra*

*Signed pursuant to Article 19, Paragraph 2 of the Company’s Bylaws.

(Minutes of the Board of Directors’ Meeting of Gafisa S.A. held on July 4, 2018)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 16, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer